Exhibit 99.1

News Release
2017-10

Contact:

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Michele Loguidice

Director, Investor Relations and Corporate Communications

+1 703-559-7372

michele.loguidice@intelsat.com

Intelsat Announces Upcoming Exchange Offers

Luxembourg, 28 February 2017

Intelsat S.A. (NYSE: I) (“Intelsat”), operator of the world’s first Globalized Network, powered by its leading satellite backbone, today announced that its indirect wholly-owned subsidiaries, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), Intelsat Connect Finance S.A. (“ICF”), and Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg” and, together with Intelsat Jackson and ICF, the “Issuers”) each intends to commence offers to exchange (the “Exchange Offers”) new Exchange Notes (as defined below) for certain of its respective outstanding senior unsecured notes on the terms described below. By their terms, the Exchange Notes will, on the closing date of the Combination (as defined below), be mandatorily exchanged at a discount for Final Jax Notes (as defined below), newly issued common shares of Intelsat, and/or cash.

The Exchange Offers and related Consent Solicitations (as defined below) will be conducted pursuant to the Combination Agreement, dated as of February 28, 2017 (the “Combination Agreement”), between Intelsat and WorldVu Satellites Limited (“OneWeb”), pursuant to which OneWeb will combine with Intelsat on the terms and subject to the conditions set forth in the Combination Agreement (the “Combination”). While the Exchange Offers and Consent Solicitations are expected to be consummated prior to closing of the Combination, the exchange of the Exchange Notes for Final Jax Notes, common shares of Intelsat and/or cash will be conditioned upon, and occur automatically and mandatorily upon the occurrence of, the closing of the Combination. The Exchange Offers and Consent Solicitations will be subject to certain conditions, including, among others, the tender of a minimum of 85% of the aggregate outstanding principal amount of each series of Existing Notes (as defined below).

Exchange Offers

Intelsat Jackson. Intelsat Jackson expects to offer to exchange (the “Jax Exchange Offers”):

(i) new 7.25% Mandatorily Exchangeable Senior Notes due 2019 to be issued by Intelsat Jackson (the “Jax 2019 Exchange Notes”) for any and all of its existing 7.25% Senior Notes due 2019 (the “Jax 2019 Existing Notes”);

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(ii) new 7.25% Mandatorily Exchangeable Senior Notes due 2020 to be issued by Intelsat Jackson (the “Jax 2020 Exchange Notes”) for any and all of its existing 7.25% Senior Notes due 2020 (the “Jax 2020 Existing Notes”);

(iii) new 7.50% Mandatorily Exchangeable Senior Notes due 2021 to be issued by Intelsat Jackson (the “Jax 2021 Exchange Notes”) for any and all of its existing 7.50% Senior Notes due 2021 (the “Jax 2021 Existing Notes”); and

(iv) new 5.50% Mandatorily Exchangeable Senior Notes due 2023 to be issued by Intelsat Jackson (the “Jax 2023 Exchange Notes” and, together with the Jax 2019 Exchange Notes, Jax 2020 Exchange Notes, and Jax 2021 Exchange Notes, the “Jax Exchange Notes”) for any and all of its existing 5.50% Senior Notes due 2023 (the “Jax 2023 Existing Notes” and, together with the Jax 2019 Existing Notes, Jax Existing 2020 Notes, and Jax 2021 Existing Notes, the “Jax Existing Notes”).

ICF. ICF expects to offer to exchange (the “ICF Exchange Offer”) new 12.50% Mandatorily Exchangeable Senior Notes due 2022 to be issued by ICF (the “ICF Exchange Notes”) for any and all of its existing 12.50% Senior Notes due 2022 (the “ICF Existing Notes”).

Intelsat Luxembourg. Intelsat Luxembourg expects to offer to exchange (the “Lux Exchange Offers”):

(i) new 7.75% Mandatorily Exchangeable Senior Notes due 2021 to be issued by Intelsat Luxembourg (the “Lux 2021 Exchange Notes”) for any and all of its existing 7.75% Senior Notes due 2021 (the “Lux 2021 Existing Notes”); and

(ii) new 8.125% Mandatorily Exchangeable Senior Notes due 2023 to be issued by Intelsat Luxembourg (the “Lux 2023 Exchange Notes” and, together with the Lux 2021 Exchange Notes, the “Lux Exchange Notes”; collectively, with the Jax Exchange Notes and ICF Exchange Notes, the “Exchange Notes”) for any and all of its existing 8.125% Senior Notes due 2023 (the “Lux 2023 Existing Notes” and, together with the Lux 2021 Existing Notes, the “Lux Existing Notes”).

Consent Solicitations

It is anticipated that, in connection with the Exchange Offers, the Issuers will solicit consents (the “Consent Solicitations”) to amend the indentures governing the Jax Existing Notes, the ICF Existing Notes, and the Lux Existing Notes (collectively, the “Existing Notes”, and the indentures governing the Existing Notes, collectively, the “Existing Indentures”). The proposed amendments to the Existing Indentures require the consent of a majority of the outstanding aggregate principal amount of each applicable series of Existing Notes and would eliminate substantially all of the restrictive covenants, modify or eliminate certain other provisions of the Existing Indentures and waive past defaults, if any.

Jax Exchange Notes

It is anticipated that each of the Jax Exchange Offers will provide for the issuance of $1,000 principal amount of the applicable series of Jax Exchange Notes in exchange for each $1,000 principal amount of the applicable series of Jax Existing Notes tendered and accepted. Prior to the closing date of the Combination (such date, the “Combination Date”), the Jax Exchange Notes will have substantially identical terms to the corresponding series of the Jax Existing Notes for which they are exchanged, including the same guarantors, interest rates, interest payment and maturity dates and substantially identical covenants. If the Combination does not occur, the Jax Exchange Notes will retain their respective original principal amounts and these same terms.

It is anticipated that the terms of the Jax Exchange Notes will provide that, on the Combination Date (and subject to the occurrence thereof), (a) each series of the Jax Exchange Notes will (i) as to a portion of the principal amount thereof, become automatically due and payable in cash; and (ii) as to the remaining portion of the principal amount thereof, be automatically and mandatorily exchanged into new unsecured 5-Year Senior Notes to be issued by Intelsat Jackson (the “Final Jax 5-Year Notes”) or new unsecured 7-Year Senior Notes to be issued by Intelsat Jackson (the “Final Jax 7-Year Notes” and, together with the Final Jax 5-Year Notes, the “Final Jax Notes”) on the terms set forth below; and (b) each series of the Jax Exchange Notes will be cancelled and will cease to be outstanding (collectively, the “Mandatory Jax Exchanges”). Specifically, on the Combination Date, each holder of the Jax Exchange Notes will automatically be entitled to receive, for each $1,000 principal amount of the applicable series of the Jax Exchange Notes held, the following consideration:

Applicable Series of Jax Exchange Notes	Total Consideration (cash and principal amount of Final Jax Notes)	Cash Consideration(1)(2)	Final Jax 5-Year Notes (principal amount)(1)(2)	Final Jax 7-Year Notes (principal amount)(1)(2)
For each $1,000 principal amount of Jax 2019 Exchange Notes	$940.00	$45.65 - $90.20	$849.80 - $894.35	$0.00 - $0.00
For each $1,000 principal amount of Jax 2020 Exchange Notes	$880.00	$45.65 - $90.20	$789.80 - $834.35	$0.00 - $0.00
For each $1,000 principal amount of Jax 2021 Exchange Notes	$860.00	$45.65 - $90.20	$0.00 - $0.00	$769.80 - $814.35
For each $1,000 principal amount of Jax 2023 Exchange Notes	$760.00	$45.65 - $90.20	$0.00 - $0.00	$669.80 - $714.35

(1)	It is anticipated that the aggregate cash consideration paid in all Exchange Offers upon mandatory exchange will equal approximately $1.7 billion and that the amount of cash consideration and Final Jax Notes received by holders of Jax Exchange Notes upon the mandatory exchange will depend on the participation level of holders of Existing Notes in each of the Exchange Offers. The chart above shows the minimum and maximum amount of cash consideration, Final Jax-5 Year Notes, and Final Jax 7-Year Notes which a holder of Jax Exchange Notes will receive in the Mandatory Jax Exchanges. A holder of Jax Exchange Notes would receive (i) the minimum cash consideration and maximum amount of Final Jax Notes shown above if holders of 100% of the Existing Notes of each series participate in the applicable Exchange Offer, (ii) the maximum cash consideration and minimum amount of Final Jax Notes shown above if holders of 85% of the Existing Notes of each series participate in the applicable Exchange Offer, and (iii) an amount in between the minimum and maximum amounts of cash and Final Jax Notes shown above if participation in any of the Exchange Offers is greater than 85% and less than 100%. However, the aggregate amount of cash and principal amount of Final Jax Notes received by a holder of Jax Exchange Notes will be constant, regardless of participation levels in the Exchange Offers.
(2)	Amounts rounded to the nearest cent.

In addition, accrued but unpaid interest on the Jax Exchange Notes through the Combination Date will be paid upon consummation of the Mandatory Jax Exchanges.

It is anticipated that the Final Jax 5-Year Notes will mature on the fifth anniversary of the Combination Date, and that interest on the Final Jax 5-Year Notes will accrue at the rate of 6.75% per annum and be payable semi-annually in arrears. The Final Jax 5-Year Notes are expected to be redeemable at the option of Intelsat Jackson (i) prior to the second anniversary of the Combination Date pursuant to a customary “make whole” provision and (ii) thereafter, pursuant to a customary call schedule.

It is anticipated that the Final Jax 7-Year Notes will mature on the seventh anniversary of the Combination Date, and that interest on the Final Jax 7-Year Notes will accrue at the rate of 7.25% per annum and be payable semi-annually in arrears. The Final Jax 7-Year Notes are expected to be redeemable at the option of Intelsat Jackson (i) prior to the third anniversary of the Combination Date pursuant to a customary “make whole” provision; and (ii) thereafter, pursuant to a customary call schedule.

It is anticipated that the indentures governing the Final Jax Notes will include customary restrictive covenants and events of default.

ICF Exchange Notes and Lux Exchange Notes

It is anticipated that the ICF Exchange Offer will provide for the issuance of $1,000 principal amount of the ICF Exchange Notes in exchange for each $1,000 principal amount of the ICF Existing Notes tendered and accepted, and that each of the Lux Exchange Offers will provide for the issuance of $1,000 principal amount of the applicable series of the Lux Exchange Notes in exchange for each $1,000 principal amount of the corresponding series of the Lux Existing Notes tendered and accepted. Prior to the Combination Date, the ICF Exchange Notes and the Lux Exchange Notes will have substantially the same terms as the corresponding series of Existing Notes for which they are exchanged, including the same guarantors, interest rates, interest payment and maturity dates and substantially identical covenants. If the Combination does not occur, the ICF Exchange Notes and the Lux Exchange Notes will retain their respective original principal amounts and these same terms.

It is anticipated that the terms of the ICF Exchange Notes and the Lux Exchange Notes will provide that, on the Combination Date (and subject to the occurrence thereof), (a) the ICF Exchange Notes and the Lux Exchange Notes will (i) as to a portion of the principal amount thereof, become automatically due and payable in cash; and (ii) as to the remaining portion of the principal amount thereof, be automatically and mandatorily exchanged into a specified number of newly issued common shares of Intelsat (“New Common Shares”), valued at $5.00 per share; and (b) the ICF Exchange Notes and the Lux Exchange Notes will be cancelled and will cease to be outstanding (collectively, the “Mandatory ICF/Lux Exchanges”). Specifically, on the Combination Date, each holder of the ICF Exchange Notes or the Lux Exchange Notes will automatically be entitled to receive, for each $1,000 principal amount of the applicable series of the ICF Exchange Notes or the Lux Exchange Notes held, the following consideration:

Applicable Series of ICF Exchange Notes or Lux Exchange Notes	Total Consideration (cash and value of New Common Shares)(1)	Cash Consideration	New Common Shares(1)
For each $1,000 principal amount of ICF Exchange Notes	$780.00	$768.00	$12.00
For each $1,000 principal amount of Lux 2021 Exchange Notes	$460.00	$448.00	$12.00
For each $1,000 principal amount of Lux 2023 Exchange Notes	$460.00	$448.00	$12.00

(1)	Assuming a value of $5.00 per share, which is the subscription price for common shares of Intelsat being purchased by SoftBank Group Corp. in connection with the Combination.

In addition, accrued but unpaid interest on the ICF Exchange Notes and the Lux Exchange Notes through the Combination Date will be paid upon consummation of the Mandatory ICF/Lux Exchanges. The New Common Shares issued to holders of the ICF Exchange Notes and the Lux Exchange Notes, assuming 100% participation in the ICF Exchange Offer and the Lux Exchange Offers, is anticipated to equal approximately 1.0% of the outstanding common shares of Intelsat as of the date hereof after giving pro forma effect to the issuance of common shares to OneWeb stockholders pursuant to the Combination Agreement and to SoftBank Group Corp. pursuant to the related stock purchase agreement. Such New Common Shares are subject to dilution by any other equity issuances on or after the date hereof. Fractional New Common Shares will not be issued and the number of New Common Shares received by any applicable Eligible Holder will be rounded down to the nearest whole share.

Other Terms

The terms of the Combination Agreement require the Exchange Offers and Consent Solicitations to be launched promptly after the date of the Combination Agreement or at such other time as mutually agreed by OneWeb and Intelsat. The consummation of the Exchange Offers will be subject to certain conditions, including, among others, the tender of a minimum of 85% of the aggregate outstanding principal amount of each series of Existing Notes.

It is anticipated that none of the Jax Exchange Notes, the Final Jax Notes, the ICF Exchange Notes, the Lux Exchange Notes, or the New Common Shares (collectively, the “Consideration Securities”) will be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable securities laws and, unless so registered, none of the Consideration Securities may be offered, sold, pledged or otherwise transferred in the United States or to or for the account or benefit of any U.S. person, except pursuant to an exemption from the registration requirements of the Securities Act. The Issuers do not intend to register the Consideration Securities under the Securities Act or the securities laws of any other jurisdiction. None of the Consideration Securities will be transferable except in accordance with restrictions which will be described more fully in any applicable offering memorandums (the “Offering Memoranda”).

It is anticipated that the Exchange Offers will be made, and each series of the Consideration Securities to be issued pursuant to and in connection with the Exchange Offers will be offered and issued, only (a) in the United States to holders of Existing Notes, as applicable, who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), (b) in the United States to holders of Existing Notes, as applicable, not resident in Arkansas who are institutional “accredited investors” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and (c) outside the United States to holders of Existing Notes, as applicable, who are persons other than U.S. persons in reliance upon Regulation S under the Securities Act, and, in the case of clauses (b) and (c) above, who are also an “institutional account” within the meaning of FINRA Rule 4512(c).    It is anticipated that only holders of Existing Notes who certify to the applicable Issuer that they are eligible to participate in the applicable Exchange Offer pursuant to at least one of the foregoing conditions (“Eligible Holders”) will be authorized to receive or review the related Offering Memorandum or participate in such Exchange Offer. If any holder of the Existing Notes is not an Eligible Holder, such holder will not be able to receive the Offering Memoranda.

It is anticipated that the Exchange Offers and Consent Solicitations will be conducted pursuant to the Offering Memoranda and related materials (collectively, the “Exchange Offer Materials”).

Questions regarding the Exchange Offers and Consent Solicitations may be directed to the Issuers at the following email address: Attn: Investor Relations, Email: investor.relations@intelsat.com.

The complete terms and conditions of the Exchange Offers and Consent Solicitations, as well as the terms of each of the Consideration Notes, will be set forth in Offering Memoranda. The Offering Memoranda will only be made available to holders who complete an eligibility letter confirming their status as Eligible Holders.

The Issuers will make the Exchange Offers only by, and pursuant to, the terms of the Exchange Offer Materials. None of Intelsat, the Issuers, the Information and Exchange Agent, nor their respective affiliates makes any recommendation as to whether Eligible Holders should tender or refrain from tendering their Existing Notes, as applicable. Eligible Holders must make their own decision as to whether or not to tender their Existing Notes, as applicable, as well as with respect to the principal amount of the Existing Notes, as applicable, to tender. The Exchange Offers will not be made to any holders of Existing Notes, as applicable, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

This press release does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any new securities, nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, powered by its leading satellite backbone, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live.

Intelsat Safe Harbor Statement

Statements in this news release, including statements regarding the Combination, the Exchange Offers and the Consent Solicitations, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2016, and its other filings with the U.S. Securities and Exchange Commission and risks and uncertainties related to our ability to consummate the Combination, the Exchange Offers and the Consent Solicitations, and to the occurrence of the Mandatory Jax Exchanges and the Mandatory ICF/Lux Exchanges.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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